Exhibit 10.30

CONFIDENTIAL

January 15, 2025

Christopher E. Von Seggern

BY EMAIL

Dear Chris:

This letter is to summarize the terms of the separation package that Xenon Pharmaceuticals USA Inc., a wholly owned subsidiary of Xenon Pharmaceuticals Inc. (collectively, the “Company”), is willing to offer you. Please read this letter agreement (the “Letter Agreement”), which includes a general release, carefully. If you are willing to agree to its terms, please sign in the space provided below and return it to me so that your separation benefits can begin. Please note that you have twenty-one (21) days from receipt of this Letter Agreement to sign and return this Letter Agreement.

1.
Separation Date. Regardless of whether you choose to sign this Letter Agreement, your employment with the Company terminates as of Friday, January 17, 2025 (the “Separation Date”).

2.
Final Salary and Vacation Pay. You acknowledge that you received or will receive, on or before the Separation Date, pay for time worked through the Separation Date, to the extent not previously paid, as well as pay, at your final base rate of pay, for any unused and accrued vacation time as of the Separation Date, less lawful deductions.

3.
Status of Employee Benefits. After the Separation Date, except as expressly provided below, you will not be entitled to receive any benefits paid by, or participate in any benefit programs offered by, the Company to its employees. Your coverage, if any, under the Company’s health plan will continue through the Separation Date. You have received (or will receive), under separate cover, information concerning your right (if any) to continue your health insurance benefits after that date in accordance with COBRA.

4.
Severance Benefits. In compliance with the promises made herein and in the event you sign this Letter Agreement and return it to me within time period set forth in the Letter Agreement and do not revoke your acceptance pursuant to Paragraph No. 10 below, the Company agrees as follows:

a.
The Company will pay you the total gross amount of $640,000 USD less lawful deductions, representing sixteen (16) months of severance pay at your current base salary. Payment will be made in a lump sum in the Company’s first reasonably practicable payroll cycle after the expiration of the revocation period set forth in Paragraph No. 10 below.

b.
Provided that you are eligible for and properly elect to continue your health and dental coverage under COBRA, the Company will pay the cost of your COBRA premiums for a sixteen (16)-month period, with such payments ending on the earlier of (i) the end of the sixteen (16)-month period following the Separation Date or (ii) the date on which you commence full-time employment with another employer. Thereafter, you will be required to pay the full cost of any COBRA coverage for the remainder of the COBRA period. You agree to promptly notify the Company if you commence full-time employment with another employer during the time period that the Company is paying the cost of your COBRA premiums under this subparagraph. Notwithstanding anything to the contrary provided herein, if the payments or benefits to be provided pursuant to this subparagraph would subject the Company or you to adverse penalties or excise taxes, the Company shall arrange to provide you with an alternative payment or benefit that avoids the penalty or excise tax.

c.
The Company will pay you an Average Bonus (as defined in your offer letter with the Company dated July 14, 2020 (the “Offer Letter”)), prorated for the period of 2025 prior to the Separation Date. Payment will be made in a lump sum in the Company’s first regular payroll cycle following the later of (i) the expiration of the revocation period set forth in Paragraph No. 10 below, and (ii) the determination by the Board of Directors of the Company (the “Board”) of the Company’s 2024 performance achievement.

d.
Notwithstanding the requirement in the Offer Letter that you remain employed through the date of payment to receive your annual bonus for 2024, subject to approval by the Board or the Compensation Committee of the Board, the Company will pay you your annual bonus for 2024, based on the Board’s determination of the corporate performance multiplier for 2024. Such payment will be made in a lump sum in the Company’s regular payroll cycle following the later of (i) the expiration of the revocation period set forth in Paragraph No. 10 below, and (ii) the Board’s determination of the Company’s 2024 performance achievement.

e.
The Company will pay the amount of $32,000 USD, which represents an amount equal to the contributions to your retirement savings plan that it would have made had you remained employed for the sixteen (16)-month period following the Separation Date. Payment will be made directly to your retirement savings plan account with the first reasonably practicable payroll cycle after the expiration of the revocation period set forth in Paragraph No. 10.

f.
Pursuant to the terms of your Offer Letter, all unvested stock options and other equity awards granted to you by the Company that are outstanding as of the Separation Date (the “Equity Awards”) will continue to vest in accordance with their terms for a period of three (3) months following the Separation Date. All vested stock options will be exercisable until the earlier of the original expiry date per the granted equity award agreement and the date that is six (6) months after the Separation Date (the “Post-Termination Exercise Period”). All unvested options and other equity awards that remain unvested as of three (3) months following the Separation Date will be automatically forfeited on the date that is three (3) months following the Separation Date for no consideration.

g.
The Company will engage you under a consultant agreement in substantially the form attached hereto as Exhibit A (the “Consultant Agreement”), for a period commencing on your Separation Date and ending on May 1, 2025. If such Consultant Agreement is entered into on the terms as proposed by the Company, all Equity Awards will continue to vest in accordance with their terms through May 1, 2025 (or such earlier date that the Consultant Agreement terminates, but in no event sooner than the expiration of the three (3)-month period following the Separation Date), and the Post-Termination Exercise Period for all vested stock options as of May 1, 2025 (or such earlier date that the Consultant Agreement terminates, but in no event sooner than the expiration of the three (3)-month period following the Separation Date) shall be extended to August 1, 2025. For clarity, all Equity Award that remain unvested as of May 1, 2025 will be automatically forfeited as of such date for no consideration.

5.
Acknowledgement. You understand and agree that you would not receive the monies and/or benefits specified in Paragraph No. 4 above, except for your execution of this Letter Agreement, which contains a release, and the fulfillment of the promises contained in this Letter Agreement. You further understand and agree that, except as expressly set forth in Paragraph No. 4 above, you will not be entitled to any other compensation or benefits from the Company or its affiliates and that, except for your rights to certain continued vesting of the Equity Awards expressly set forth in Paragraph No. 4 and your rights to exercise your vested stock options, you do not have any rights or entitlements to or with respect to any equity or equity-based award from, or any other equity ownership interest in, the Company or its affiliates.

6.
General Release of Claims. In consideration of the payments to be made by the Company to you as set forth in Paragraph No. 4 above and the promises contained in this Letter Agreement, you voluntarily and of your own freewill hereby release, forever discharge and hold harmless Xenon Pharmaceuticals USA Inc., Xenon Pharmaceuticals Inc., its and their present or former parents, subsidiaries, divisions and affiliates and its and their present or former officers, directors, trustees, employees, agents, insurers, or successors or assigns (collectively, the “Released Parties”) from any and all claims, demands, rules or regulations, or any other causes of action of whatever nature, whether known or unknown, as of the date of your execution of this Letter Agreement, including, but not limited to any alleged violations of Title VII of the Civil Rights Act of 1964, as amended; Sections 1981 through 1988 of Title 42 of the United States Code, as amended; the Age Discrimination in Employment Act of 1967, as amended; the Older Workers Benefit Protection Act; the Immigration Reform Control Act, as amended; the Employee Retirement Income Security Act of 1974, 29 U.S.C. § 1001, et seq. ("ERISA") (except for any vested benefits under any tax qualified benefit plan); the Occupational Safety and Health Act, as amended; the Civil Rights Act of 1866, 29 U.S.C. § 1981, et seq.; the Rehabilitation Act of 1973, 29 U.S.C. § 701, et seq.; the Americans With Disabilities Act of 1990, as amended; the Civil Rights Act of 1991; the Family and Medical Leave Act; the Equal Pay Act; the Fair Credit Reporting Act; the Uniformed Services Employment and Reemployment Rights Act of 1994 (“USERRA”); the Genetic Information Nondiscrimination Act (“GINA”); the Worker Adjustment and Retraining Notification Act (WARN), 29 U.S.C. § 2101 et seq.; the Massachusetts Law Against

Discrimination, G.L. c. 151B; the Massachusetts Wage Payment Statute, G.L. c. 149, §§ 148, 148A, 148B, 148C, 149, 150, 150A-150C, 151, 152, 152A, et seq.; the Massachusetts Wage and Hour laws, G.L. c. 151§1A et seq.; the Massachusetts Privacy Statute, G.L. c. 214, § 1B; the Massachusetts Sexual Harassment Statute, G.L. c. 214, § 1C; the Massachusetts Civil Rights Act, G.L. c. 12 § 11H; the Massachusetts Equal Rights Act, G.L. c. 93 § 102; the Massachusetts Equal Pay Act, G.L. c. 149, § 105A; the Massachusetts Parental Leave Law, G.L. c. 149, § 105D; the Massachusetts Family and Medical Leave Law, G.L. c. 175M; or any other federal or state law, regulation, or ordinance; any public policy, contract, tort, or common law; or any allegation for costs, fees, or other expenses including attorneys’ fees incurred in these matters. In addition, if any claim is not subject to release, to the extent permitted by law, you waive any right or ability to be a class or collective action representative or to otherwise participate in any putative or certified class, collective or multi-party action or proceeding based on such a claim in which the Company or any other releasee identified in this Letter Agreement is a party.

Notwithstanding the foregoing, you are not waiving any rights you may have to: (a) your own vested accrued employee benefits under the Company’s health, welfare, or retirement benefit plans as of the Separation Date; (b) benefits and/or the right to seek benefits under applicable workers’ compensation and/or unemployment compensation statutes; (c) pursue claims which by law cannot be waived by signing this Letter Agreement; (d) enforce this Letter Agreement; and/or (e) challenge the validity of this Letter Agreement.

7.
Continuing Obligations, Confidentiality and Non-Disparagement.

a. You acknowledge that you continue to be bound by your obligations under the At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement between you and the Company dated as of August 17, 2020 (the “At-Will Employee Agreement”) that survive the termination of your employment by necessary implication or the terms thereof, including and specifically your obligations concerning confidentiality, non-solicitation, non-competition and/or assignment of rights to intellectual property by and between you and the Company or any of its affiliates.

b. Without limiting Paragraph 7.a above, in connection with your separation from employment and in consideration of the severance benefits described in Paragraph No. 4, including that set forth in Paragraph No. 4.d, for a period of twelve (12) months following the Separation Date (the “Restricted Period”), you agree you will not (i) serve as a partner, principal, licensor, licensee, employee, consultant, officer, director, manager, agent, affiliate, representative, advisor, promoter, associate, investor, or otherwise for any Competitive Company; (ii) directly or indirectly, own, purchase, organize or take preparatory steps for the organization of any Competitive Company; or (iii) build, design, finance, acquire, lease, operate, manage, control, invest in, work or consult for or otherwise join, participate in or affiliate yourself with any Competitive Company. For the purposes of this Agreement, “Competitive Company” shall mean any person, partnership, business, corporation, or other entity that engages in on-going clinical development in epilepsy. The foregoing covenant shall cover all activities in the Territory. For purposes of this Agreement, “Territory” shall mean (i) all counties in the Commonwealth of Massachusetts; (ii) all other states, commonwealths, territories, or districts of the United States of America that the Company or any of its affiliates provided goods or services, had customers, or otherwise conducted business at any time during the two (2)-year period prior to the Separation Date; and (iii) any other countries from which the Company or its affiliates provided goods or services, had customers, or otherwise conducted business at any time during the two (2)-year period prior to the Separation Date. Should you obtain other employment during the twelve (12)-month period immediately following the Separation Date, you agree to provide written notification to the Company as to the name and address of your new employer, the position you expect to hold, and a general description of your duties and responsibilities, at least three (3) business days prior to starting such employment.

c. Subject to Paragraph No. 7.d. of this Letter Agreement, you agree that you will continue to protect Confidential Information, as defined herein, and that you will never, directly or indirectly, use or disclose it. As used in this Letter Agreement, “Confidential Information” means any and all information of the Company or any of its affiliates that is not generally known to the public, including the existence and the terms of this Letter Agreement. Confidential Information also includes all information received by the Company or any of its affiliates from customers or other third parties with any understanding, express or implied, that the information would not be disclosed.

d. Subject to Paragraph No. 12, you agree that you will not at any time (i) make, publish, or communicate any remarks or comments, orally or in writing, (i) to the news media or through social media platforms relating in any way to the Company, whether or not you consider the comment(s) or remark(s) to be disparaging of the Company; and/or (ii) to any person or entity in any forum, which are or reasonably could be construed to be derogatory or disparaging about the Company or its current or former directors, officers, or employees, or which reasonably could be anticipated to be damaging or injurious to the Company’s reputation, the reputation of the Company’s current or former directors, officers, and employees, or the Company’s current or potential business endeavors, including but not limited to, any statements that disparage any aspect of the Company’s operations or business, or do or say anything that could disrupt the good morale of employees of the Company or any of its affiliates.

e. You understand and agree that your obligations under this paragraph are material terms of this Letter Agreement, and that the Company shall have the right, in addition to any other damages, to seek and obtain the return of the consideration paid hereunder (without impacting the validity or enforceability of the general release contained herein) in the event you breach any of your obligations under this paragraph.

f. In signing this Letter Agreement, you give the Company assurance that you have carefully read and considered all the terms and conditions of this Letter Agreement, including the restraints imposed on you under this Paragraph No. 7. You agree without reservation that these restraints are necessary for the reasonable and proper protection of the Company and its affiliates, and that each and every one of the restraints is reasonable in respect to subject matter, length of time and geographic area. You further agree that, were you to breach any of the covenants contained in this this Paragraph No. 7, the damage to the Company and its affiliates would be irreparable. You therefore agree that the Company, in addition and not in the alternative to any other remedies available to it, shall be entitled to preliminary and permanent injunctive relief against any breach or threatened breach by you of any such covenants, without having to post bond, together with an award of its reasonable attorneys’ fees incurred in enforcing its rights hereunder. You further agree that the Restricted Period shall be tolled, and shall not run, during the period of any breach by you of any of the covenants contained in this Paragraph No. 7. You and the Company further agree that, in the event that any provision of this Paragraph No. 7 is determined by any court of competent jurisdiction to be unenforceable by reason of its being extended over too great a time, too large a geographic area or too great a range of activities, that provision shall be deemed to be modified to permit its enforcement to the maximum extent permitted by law. It is also agreed that each of the Company’s affiliates shall have the right to enforce all of your obligations to that affiliate under this Letter Agreement, including without limitation pursuant to this Paragraph No. 7. No claimed breach of this Letter Agreement or other violation of law attributed to the Company or any of its affiliates shall operate to excuse you from the performance of his obligations under this Paragraph No. 7.

8. Return of Company Documents and Other Property. You hereby acknowledge and reaffirm the validity of the At-Will Employee Agreement between you and the Company, the terms and conditions of which are incorporated herein by reference and remain in full force and effect for the full term stated therein. You also affirm that you have returned to the Company all keys, files, records (and copies thereof), equipment (including, but not limited to, computer hardware, software, printers, wireless handheld devices, cellular phones, pagers, etc.), Company identification, Company vehicles and any other Company-owned property in your possession or control and have left intact all electronic Company documents, including but not limited to, those that you developed or helped develop during your employment. You understand that the Company would not provide you with the monies and benefits under this Letter Agreement but for your reaffirmation of these obligations. You further understand and agree that your obligations under this paragraph are material terms of this Letter Agreement, and that the Company shall have the right, in addition to any other damages, to seek and obtain the return of the consideration paid hereunder (without impacting the validity or enforceability of the general release contained herein) in the event you breach any of your obligations under this paragraph.

9. Period of Time to Review this Letter Agreement. You will be afforded a period of up to twenty-one (21) calendar days to consider the meaning and effect of this Letter Agreement. You are advised to consult with an attorney, and you acknowledge that you have had the opportunity to do so. You agree that any modifications, material or otherwise, do not restart or affect in any manner the original twenty-one (21)-day consideration period for the separation proposal made to you. If you do not sign and return this Letter Agreement within the twenty-one (21)-day consideration period, the Company’s offer to provide you with the monies and/or other benefits set forth herein will expire.

10. Revocation Period. You may revoke this Letter Agreement for a period of seven (7) calendar days following the day you execute this Letter Agreement. Any revocation within this period must be submitted, in writing, to Shelley McCloskey, Executive Vice President, Human Resources and state, “I hereby revoke my acceptance of the Letter Agreement.” The revocation must be personally delivered to Shelley McCloskey, Executive Vice President, Human Resources, 3650 Gilmore Way, Burnaby, BC, V5G 4W8, or e-mailed ( ) and mailed to her by first class mail and postmarked within seven (7) calendar days of execution of this Letter Agreement. This Letter Agreement shall not become effective or enforceable until the revocation period has expired. If the last day of the revocation period is a Saturday, Sunday, or legal holiday in the state in which you reside, then the revocation period shall not expire until the next following day which is not a Saturday, Sunday, or legal holiday.

11. Miscellaneous. This Letter Agreement, which will be construed under Massachusetts law, may not be modified, altered, or changed except upon express written consent of both parties wherein specific reference is made to this Letter Agreement. You agree that any claims or causes of action which arise out of or relate in any way to this Letter Agreement shall be instituted and litigated only in, and you voluntarily submit to the jurisdiction over your person by, the courts of the Commonwealth of Massachusetts, or if appropriate, a federal court located in Massachusetts (which courts, for purposes of this Letter Agreement, are the only courts of competent jurisdiction). To the fullest extent permitted by applicable law, you and the Company waive the right to a trial by jury with respect to any such claims or causes of action or other proceeding.

12. Nothing in this Letter Agreement or any other agreement you may have signed or company policy, prohibits, prevents, or otherwise limits you from (1) reporting possible violations of federal or other law or regulations to any governmental agency, regulatory body, or law enforcement authority (e.g., EEOC, MCAD, NLRB, SEC, DOJ, CFTC, U.S. Congress, or an Inspector General), (2) filing a charge or complaint with any such governmental agency, or (3) participating, testifying, or assisting in any investigation, hearing, or other proceeding brought by, in conjunction with, or otherwise under the authority of any such governmental agency. To the maximum extent permitted by law, you agree that if such an administrative claim is made, you shall not be entitled to recover any individual monetary relief or other individual remedies related to any alleged adverse employment action(s), except nothing in this Letter Agreement prohibits, prevents, or otherwise limits your ability or right to seek or receive any monetary award or bounty from any such governmental agency in connection with protected “whistleblower” activity. You are also not required to notify or obtain permission from the Company when filing a governmental whistleblower charge or complaint or engaging or participating in protected whistleblower activity.

13. You affirm that you have been paid and have received all leave (paid or unpaid), compensation, wages, bonuses, commissions, severance pay, and/or benefits to which you may be entitled and that no other leave (paid or unpaid), compensation, wages, bonuses, commissions, severance pay, and/or benefits are due to you, except as provided in this Letter Agreement. You further affirm that you have no known workplace injuries or occupational diseases and have been provided and/or have not been denied any leave requested under the Family and Medical Leave Act. You also affirm that you have not been retaliated against for reporting any allegations of wrongdoing by the Company or its officers, including any allegations of corporate fraud. In addition, you affirm that all decisions regarding your pay and benefits through the date of your execution of this Letter Agreement were not discriminatory based on age, disability, race, color, sex, religion, national origin or any other classification protected by law.

14. You agree that neither this Letter Agreement, nor the furnishing of consideration for this Letter Agreement, shall be deemed or construed at any time for any purpose as an admission by the Company of any liability, wrongdoing, or unlawful conduct of any kind.

15. You agree to cooperate with the Company in the investigation, defense or prosecution of any claims, actions or other matters now in existence or which may be brought in the future against or on behalf of the Company. Your cooperation in connection with such claims or actions shall include, but not be limited to, being reasonably available to meet with the Company’s counsel to prepare for discovery or any mediation, arbitration, trial, administrative hearing or other proceeding or to act as a witness when reasonably requested by the Company at mutually agreeable times and at locations mutually convenient to you and the Company. Nothing herein shall require you to provide anything other than truthful information.

16. It is the intent of the parties that this Letter Agreement and all payments and benefits referenced herein shall be exempt from, and, to the extent not exempt, made in full compliance with, Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), and to the maximum extent possible this Letter Agreement shall be interpreted and construed in accordance with such intent. Each amount to be paid or benefit to be provided to you pursuant to this Letter Agreement shall be treated as a separate payment for purposes of Section 409A, and your right to receive any installment payments under this Letter Agreement (whether severance payments, reimbursements or otherwise) will be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder will at all times be considered a separate and distinct payment. Notwithstanding the foregoing, the Company does not guarantee any particular tax result, and in no event whatsoever will the Company, its affiliates, or their respective officers, directors, employees or agents be liable for any additional tax, interest or penalties that may be imposed on you by Section 409A or damages for failing to comply with Section 409A.

17. All payments and benefits made or provided by the Company under this Letter Agreement shall be reduced by any tax or other amounts required to be withheld by the Company under applicable law.

18. This Letter Agreement, which includes a general release, represents the complete agreement between you and the Company, and fully supersedes any prior agreements or understandings between the parties, other than your At-Will Employee Agreement referred to in Paragraph Nos. 7 and 8. You acknowledge that you have not relied on any representations, promises, or agreements of any kind made to you in connection with your decision to sign this Letter Agreement, except those set forth herein.

19. Should any provision of this Letter Agreement be declared illegal or unenforceable by any court of competent jurisdiction and cannot be modified to be enforceable consistent with the intent of the parties, excluding the general release language, such provision shall immediately become null and void, leaving the remainder of this Letter Agreement in full force and effect. However, if the general release in Paragraph No. 6 is found to be invalid, you agree to execute a valid release of the claims that are the subject of this Letter Agreement and/or are referred to in the general release in Paragraph No. 6 above.

20. This Letter Agreement may be executed in counterparts, each of which when so executed shall be deemed an original, and the counterparts together shall constitute one and the same agreement. A copied, scanned, or faxed signature shall be treated the same as an original.

The Company would like to extend its appreciation to you for your past service, and its sincere hope for success in your future endeavors.

Very truly yours,
/s/ Ian Mortimer
Ian Mortimer
Chief Executive Officer

You have been advised in writing that you have a period of up to twenty-one (21) calendar days to consider this Letter Agreement and to consult with an attorney prior to the execution of this Letter Agreement.

Having elected to execute this Letter Agreement, to fulfill the promises set forth herein, and to receive thereby the sums and benefits set forth in Paragraph No. 4 above, you freely and knowingly, and after due consideration, enter into this Letter Agreement by signing below intending to waive, settle, and release all claims (including, without limitation, any claims under the Age Discrimination in Employment Act of 1967) you have or might have against the Company and the Released Parties.

By signing below, you also hereby immediately (and with contemporaneous effect) resign any directorships, offices or other positions that you may hold, if any, in the Company.

Date:	January 15, 2025	/s/ Christopher E. Von Seggern
Christopher E. Von Seggern

Exhibit A

Consultant Agreement

(Attached)